FOR IMMEDIATE RELEASE

CONTACT:

Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS ANNOUNCES
EARLY WARNING REPORT

Vancouver, Canada, July 26, 2012, Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy branded beverage company announces that its Chairman and CEO, Mr. Ralph McRae, has acquired ownership and control of an additional 2.2% of the issued and outstanding common shares of Leading Brands, Inc. (the "Company").

Mr. McRae now has direct and indirect ownership and control of 180,847 common shares and 290,500 stock options that are vested or vest within the next 60 days. In total, this represents approximately 14.4% of the issued and outstanding common shares of the Company on a partially-diluted basis, assuming exercise of all of Mr. McRae’s stock options.

Ralph D. McRae acquired the purchased shares for investment purposes and may in the future acquire or dispose of securities of the Company through the market, privately or otherwise, as circumstances or market conditions warrant.

A copy of the Early Warning Report being filed with the applicable securities regulators regarding the transaction is available on SEDAR (www.sedar.com). A copy of the Early Warning Report and further information may also be obtained by contacting Marilyn Kerzner of the Company at 604-685-5200.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands via its unique Integrated Distribution System (IDS)™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

Better Ingredients | Better Brands™

©2012 Leading Brands, Inc.

This news release is available at www.LBIX.com